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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                        Sanchez Computer Associates, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                          (Tile of Class of Securities)

                                   (799702105)
                                 (CUSIP NUMBER)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  PAGE 1 OF 5

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     CUSIP No. 799702105                                      PAGE 2 OF 5

          1.   NAME OF REPORTING PERSON    Frank R. Sanchez     s.s.####-##-####

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           (a)
                           (b)

          3.   SEC USE ONLY

          4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5.   SOLE VOTING POWER        1,703,342 shares
               (includes 122,800 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/99)

          6.   SHARED VOTING POWER           0

          7.   SOLE DISPOSITIVE POWER   1,703,342 shares
               (includes 122,800 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/99)

          8.   SHARED DISPOSITIVE POWER      0

          9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,703,342 shares (includes 122,800 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/99)

          10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               7.0%

          12.  TYPE OF REPORTING PERSON*
               INDIVIDUAL


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     CUSIP No. 799702105                                      PAGE 3 OF 5

          ITEM 1 (A)     NAME OF ISSUER:       Sanchez Computer Associates, Inc.


          ITEM 1 (B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          40 Valley Stream Parkway
          Malvern, PA  19355


          ITEM 2 (A)     NAME OF PERSON FILING:     Frank R. Sanchez


          ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          40 Valley Stream Parkway
          Malvern, PA  19355


          ITEM 2 (C )    CITIZENSHIP:  USA


          ITEM 2 (D)     TITLE OF CLASS OF SECURITIES:
          Common Stock, no par value


          ITEM 2 (E)     CUSIP NUMBER:      799702105


          ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1 (B) OR 13D-2 (B), CHECK WHETHER THE PERSON FILING IS:

               (a)   Broker or dealer registered under Section 15 of the Act

               (b)   Bank as defined in Section 3(a) (6) of the Act.

               (c)   Insurance Company as defined in Section 3(a) (19) of the
                     Act.

               (d) Investment Company registered under Section 8 of the Investment Company Act of 1940.

               (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

               (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1) (ii) (f).

               (g)   Parent Holding Company, in accordance with Rule 13d-1(b)
                     (ii) (G); see Item 7.

               (h)   Group, in accordance with Rule 13d-1 (b)(1)(ii)(h).

               Not applicable.

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     CUSIP No. 799702105                                      PAGE 4 OF 5

          ITEM 4         OWNERSHIP:

               (a)  Amount Beneficially Owned:    1,703,342 shares
               (includes 122,800 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/99)

               (b)  Percent of Class:        7.0 %

               (c)  Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote 1,703,342 (includes 122,800 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/99)

                    (ii) shared power to vote or to direct the vote 0

                    (iii)sole power to dispose or to direct the disposition of 1,703,342 shares (includes 122,800 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/99)

                    (iv) shared power to dispose or to direct the disposition of
                    0

          ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following. N/A.

          ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:

                   N/A

          ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                   COMPANY:

                   N/A

          ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   N/A

          ITEM 9   NOTICE OF DISSOLUTION OF GROUP:

                   N/A

          ITEM 10  CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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     CUSIP No. 799702105                                      PAGE 5 OF 5

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                /S/ Frank R. Sanchez



               DATED:    February 14, 2000